

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via E-mail
William B. Timmerman
Chairman of the Board and Chief Executive Officer
SCANA Corporation
100 SCANA Parkway
Cayce, South Carolina 29033

Re: **SCANA Corporation**
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 14, 2011
File No. 001-08809

Dear Mr. Timmerman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Exhibit Index, page 184

1. Please revise the description of exhibits 4.03, 4.04 and 4.05 to reference your Form 10-K for the fiscal year ended December 31, 2009.

Definitive Proxy Statement on Schedule 14A

Potential Payments Upon Termination or Change in Control, page 46

2. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios providing for post-termination compensation to your named executive officers. See Section VI of our Release No. 33-8732A.

Change in Control Arrangements, page 46

3. We note that you describe certain payment obligations under the heading "Potential Benefits Payable" on page 47 for which amounts do not appear to be included under the heading "Calculation of Benefits Potentially Payable…" on page 48. In this regard, it is unclear if you have included in the calculation of benefits potentially payable "the amount equal to the participant's full targeted annual incentive opportunity in effect under each existing annual incentive plan or program for the year in which the change of control occurs." Please revise or advise.

Supplemental Executive Retirement Plan, page 49

4. We note that the amount of any benefit payable under the SERP will depend upon whether the participant's benefits under the SERP are determined using the final pay formula or the cash balance formula. Please revise to explain why there are two methods and how it was determined which formula will be used for each named executive officer. Please also disclose the formula applicable to each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director